Exhibit 1.03

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Provides Update on Key Performance Metrics

Launch of Yulgang v180 and Successful Shutdown of Pirate Servers Having Positive Impact on
Results

Beijing, October 4, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced key performance metrics for certain of its commercially available games in China.

Yulgang, one of China’s most popular online games, now in its third year of commercial availability, posted average daily revenue growth of more than 20 percent in September 2007 compared to both July and August 2007. As noted previously in the CDC earnings announcement on September 6, 2007, the company saw a drop in Yulgang revenues in July and August primarily due to unauthorized “pirate” servers offering Yulgang, as well as the need to update the current version of the game. As a result of the direct efforts of CDC Games, in conjunction with the support of the Chinese government authorities, law enforcement agencies, as well as Internet operators, CDC Games believes that two-thirds of the pirate servers were successfully shut down in August and September. Additionally, on August 28, 2007, CDC Games launched Yulgang v180, a comprehensive upgrade that includes new maps and weapons, as well as an updated clan feature that enhances the virtual community aspects of Yulgang to improve ARPU (average revenue per user). The company attributes the growth in Yulgang revenues in September to the combination of shutting down pirate servers and the launch of Yulgang v180. Although revenues have not fully returned to pre-July levels, CDC Games continues to avidly pursue the shutdown of pirate servers and will continue to provide ongoing, compelling game enhancements.

Special Force, the first-to-market, first-person-shooter online game launched by CDC Games in China on June 20, 2007, now exceeds 6 million registered users. Average daily revenue for Special Force was up sequentially 23.4 percent from July to August and 52.3 percent from August to September. Peak concurrent Users (PCU) was up approximately 13.3 percent from August to September and average play time for Special Force users is now approximately 79 minutes. During the last five days ended October 3, 2007, Special Force posted record revenues, unique visitors, average concurrent users, and peak concurrent users.

Since the acquisition of the OPTIC games division from CITIC Pacific on July 12, 2007, their primary game, Shaiya Online, has performed well with average daily revenue in September up 15 percent compared to July. Shine Online, a new cartoon fantasy, 3D massive multiplayer online role-playing game (MMORPG) launched by OPTIC on September 24, 2007, already has 765,000 registered users in its first 10 days of commercial availability.

Management of CDC Games continues to believe new game launches are critical for sustainable success. As such, five to six new games are planned for commercial launch during the next six months, including The Lord of the Rings Online™: Shadows of Angmar™, which has already seen considerable success in North America and Europe. In addition, CDC Games USA is now up and running and building a pipeline of games targeted toward the U.S. market. The planned start of the open beta testing of Battle of Shadows in the United States, originally announced on September 26, 2007, has been postponed to ensure that everything is ready for effective testing of the company’s first online game in the United States. The open beta testing is expected to begin soon with the commercial launch expected during the fourth quarter of 2007.

“In July and August, we saw the slowdown in Yulgang, and we have quickly taken effective steps to address the pirate server issues and refresh the game with an exciting upgrade,” said Xiaowei Chen, Ph.D., president of CDC Games. “We will continue to shut down pirate servers, and although recovery will take time, the trend is already encouraging. Compared to Q3, Yulgang showed strong signs of recovery during the first few days of the ‘Golden Week’ National Holiday. From the trend in the numbers we are seeing at the end of September and beginning of October, for both the established games such as Yulgang and Shaiya, as well as the newer games such as Special Force and Shine Online, we expect to see strong sequential growth in Q4 2007.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to increase revenues for Yulgang, successfully shut down pirate services, improve ARPU for Yulgang, increase revenues for Special Force, Shaiya Online and Shine Online, successfully market Shine Online, launch additional titles during the next six months (including Lord of the Rings Online), start open beta testing of Battle of Shadows in the United States, increase revenue performance during Q4 2007, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.